Exhibit 99.1

ROGERS COMMUNICATIONS ANNOUNCES CHANGES TO BOARD OF DIRECTORS

Toronto, ON (December 7, 2017)—Rogers Communications Inc. announced today that Alan Horn will step down as Chair of the Board effective January 1, 2018. Edward Rogers, currently Deputy Chair, will become Chair of the Board. Melinda Rogers will assume the role of Deputy Chair. Horn, who is President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies that control RCI, will remain on the RCI Board.

“The company is in great shape, there is great momentum in the business and the company is being led by an outstanding CEO in Joe Natale,” said Alan Horn. “This is the right time for the Board to make the planned transition of the Chair’s role to Edward.”

Edward Rogers is the Chair of the Rogers Control Trust. He is also Chair of the Rogers Bank and the Toronto Blue Jays. He sits on the Board of Maple Leaf Sports & Entertainment, CableLabs and the Toronto Sick Kids Foundation. He previously spent 20 years in management at Rogers in various roles, including President of Rogers Cable.

“On behalf of the Board and the entire Rogers team, I would like to thank Alan for his terrific leadership as our Chair,” said Edward Rogers. “I look forward to working with the Board to support Joe and the management team as they deliver on the strategic vision for Rogers.”

Melinda Rogers is the Vice Chair of the Rogers Control Trust and is founder of Rogers Venture Partners. She is also Chair of the Jays Care Foundation and Chair of the Board of Texture by Next Issue Media. She sits on the Advisory Council of the Rotman School of Management and is an International Board member at Right To Play. She previously spent 15 years in management at Rogers Communications, including Senior Vice President of Strategy and Development. Prior to that she worked in Silicon Valley in the technology services space.

Joe Natale, President and Chief Executive Officer added, “Alan has been a great advisor and support to both me and the management team. I look forward to continuing to work with Edward, Melinda and the rest of the RCI Board along with the entire Rogers team to write the next chapter in the company’s history.”

About Rogers

Rogers is a leading diversified Canadian communications and media company that’s working to deliver a great experience to our customers every day. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Media relations:

media@rci.rogers.com, 647-747-5118

Investor relations:

Amy Schwalm, amy.schwalm@rci.rogers.com, M. 416-704-9057